765 Old Saw Mill River Road • Tarrytown, New York 10591

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0306

March 3, 2005

Re:	Emisphere Technologies, Inc.
Registration Statement on Form S-3 (File No. 333-122443)
Request for Withdrawal

Ladies and Gentlemen:

          Pursuant to Rule 477 under the Securities Act of 1933, as amended, Emisphere Technologies, Inc. (the “Company”) hereby makes application to withdraw its Registration Statement on Form S-3, File Number 333-122443 (the “Filing”) which was filed with the Securities and Exchange Commission (the “Commission”) by the Company on February 1, 2005. The Filing was filed under the incorrect form type, Form S-3, instead of the intended form type, Form S-3/A.  No securities have been sold in connection with the offering.  Accordingly, the Company requests that the Commission consent to this application and issue an order granting the withdrawal of the Filing as soon as possible.

          Should you have any questions regarding this matter, please contact the Company’s legal counsel, Robert Cantone of Proskauer Rose LLP, at (212) 969-3000.

Respectfully submitted,

EMISPHERE TECHNOLOGIES, INC.

By:	/s/ ELLIOT M. MAZA

Name:	Elliot M. Maza
Title:	Chief Financial Officer